UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-35755

Bit Brother Limited

(Translation of registrant’s name into English)

Room 910, Building 1, Huitong Building,

No.168, Hehua Road, Hehuayuan Street,

Furong District, Changsha City, Hunan Province

People’s Republic of China

+86 0731-85133570

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Assignment of Ralph Leslie Jones

Effective on March 23, 2022, the board of directors of Bit Brother Limited (the “Company”) appointed Mr. Ralph Leslie Jones as an executive director of the board. The biographical information of Mr. Jones is set forth below.

Mr. Jones, age 69, has served as business manager of Jiangsu Jinding Electric Tools Group Co., Ltd since January 2014. From January 2000 to April 2001, Mr. Jones was the owner and proprietor in MC² Power Tools. From December 1974 to December 1999, Mr. Jones served as Product Development Manager of Craftsman Brand Products of Sears Canada Inc. Mr. Jones obtained his bachelor’s degree in Biology from Saint Thomas University.

Mr. Jones does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Jones also entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing his service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Director Offer Letter, dated March 23, 2022, by and between Ralph Leslie Jones and Bit Brother Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2022

BIT BROTHER LIMITED

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman

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